UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of        December         , 2003
                 ------------------------
Commission File Number:  001-13196
                         -----------------

                               DESC, S.A. DE C.V.
                               ------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F |X|                 Form 40-F  __
           ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:



                     Item
                     ----

           1. Press Release, dated December 15, 2003, announcing the resignation of the Registrant's Executive Vice President and the start of the Registrant's administrative restructuring

[Desc Logo]                                                             Item  1
[Photograph of Desc's Corporate Building]

Contacts:
---------

  In Mexico:                                In New York:
  Arturo D'Acosta Ruiz                      Melanie Carpenter
  Alejandro de la Barreda Gomez             Phone: 212-406-3693
  Tel: (5255) 5261-8037                     mcarpenter@i-advize.com
  alejandro.delabarreda@desc.com.mx         -----------------------
  www.desc.com.mx
  ---------------

         DESC ANNOUNCES THE RESIGNATION OF ITS EXECUTIVE VICE PRESIDENT
                AND THE START OF ITS ADMINISTRATIVE RESTRUCTURE


Mexico City, December 15, 2003 - DESC, S.A. de C.V. (NYSE: DES; BMV: DESC) announced today that Luis Tellez will resign as Executive Vice President of Desc effective December 31, 2003.

Tellez has accepted a position at an investment fund beginning January of 2004. Fernando Senderos, Chief Executive Officer and Chairman of the Board of Desc, appreciates his contributions and acknowledges his performance within the Company's Executive Committee.

Luis Tellez will remain a member of the Board of Directors.

Fernando Senderos M. has decided that due to this resignation, and as part of the Company's cost-reduction program, a replacement for the position of Executive Vice President will not be named.

Mr. Senderos will perform the duties of the Executive Vice President and will propose eliminating the Executive Committee at the next Shareholders' Meeting.

In the next few days, the Company will announce a new administrative and operating structure that will allow Desc to be a more efficient, competitive and flexible company according to the current business environment.

Mr. Senderos stated, "These are challenging years and we are certain that with these measures we will be able to successfully face and achieve the Company's main objectives, which are to have a profitable company and to give value to our shareholders. With respect to Luis' decision, I wish him great success in his new position, and I am certain that we will continue to work together within Desc's Board in creating value for its shareholders."

DESC, S.A. DE C.V. IS ONE OF MEXICO'S LARGEST INDUSTRIAL GROUPS WITH SALES OF APPROXIMATELY US$ 2 BILLION DURING 2002, AND OVER 16,000 EMPLOYEES. THROUGH ITS SUBSIDIARIES, THE COMPANY IS A LEADING OPERATOR IN THE AUTOPARTS, CHEMICAL, FOOD AND REAL ESTATE SECTORS.


--------------------------------------------------------------------------------
  This press release contains "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that reflect the current views of Desc's management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," and "should" and similar expressions generally are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and changes in circumstances. Actual results may differ materially from present expectations as a result of many factors, including, but not limited to, changes in global and domestic political, economic, business, competitive, market and regulatory factors, the cyclicality of the autoparts and chemicals industries and other factors which are described under the heading "Risk Factors" in Desc's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. Desc does not assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

--------------------------------------------------------------------------------

                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                  Desc, S.A. de C.V.
                                          --------------------------------------
                                                    (Registrant)



Date:    December 15, 2003                By    /s/ Arturo D'Acosta Ruiz
------------------------------                  --------------------------------
                                                Name:   Arturo D'Acosta Ruiz
                                                Title:  Chief Financial Officer